MySkin, Inc.

May 17, 2013

VIA EDGAR

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Amendment No. 5 to Form 10

Filed April 6, 2013

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated May 16, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's letter.

Amended Form 10, filed on April 26, 2013

General

1. We note the disclosure in footnote one to the financial statements that in 2011 and 2010 you were not in compliance with your Facilities and Management Agreement. Please provide clear disclosure throughout the registration statement to the prior non-compliance and add disclosure relating to any liability that may result from that non-compliance. Also, please disclose specifically the nature of the non-compliance.

We noted your comment. We have included the following sentence under Item 1 (a) on page 3, on Item 1(b) on page 4, Item 7 on page 24, and Note 1 on page 36:

The only provision that the Company was not in complete compliance with regarding the Facilities and Management Agreement was that MTA had not opened up a separate bank account as required under the agreement. We do not believe that there is any liability that would result from this non-compliance.

2. Please file all past due Exchange Act reports, including your Form 10-K.

We plan on filing the Form 10-K and Form 10-Q on May 20, 2013.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of May 17, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  May 17, 2013

My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President